						Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					30-Jun

	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$58,928	$60,424	$59,931	$57,117	$56,667	$55,787
Interest applicable to rentals	3,426	3,039	3,914	4,463	9,057	5,490

Total fixed charges, as defined	$62,354	$63,463	$63,845	$61,580	$65,724	$61,277

Earnings as defined:
Net Income	$105,948	$111,644	$140,258	$136,081	$91,067	$93,461
Add:
Provision for income taxes:
Total	78,013	69,343	54,529	45,447	59,494	58,722
Fixed charges as above	62,354	63,463	63,845	61,580	65,724	61,277

Total earnings, as defined	$246,315	$244,450	$258,632	$243,108	$216,285	$213,460

Ratio of earnings to fixed charges, as defined	3.95	3.85	4.05	3.95	3.29	3.48